SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Fourth Quarter 2004 and First Half 2005 Business Outlook Updates

SEOUL, Korea (21, December, 2004) – LG.Philips LCD (NYSE: LPL, KSE: 034220), one of the world’s leading TFT-LCD manufacturers, today updated its outlook for the fourth quarter of 2004 and the first half of 2005.

Based on currently available information, the Company said it experienced higher than expected sequential pricing erosion from the third quarter of 2004 and now anticipates average panel price declines per square meter of glass for the fourth quarter of 2004 to be closer to 20% quarter-on-quarter, a revision from previously issued price decline guidance at the high end of a 10–15% range.

“The industry continues to experience greater than expected price declines and LG.Philips LCD is not immune from these market dynamics,” commented Ron Wirahadiraksa, Chief Financial Officer of LG.Philips LCD. “In addition, the recent strengthening of the Korean Won negatively impacts our results. As a result of these factors, combined with our ongoing cost reduction efforts, we expect our fourth quarter 2004 EBITDA margin to be close to 20%.”

The Company expects continued downward price pressure in the first half of 2005.

“At this time, we reaffirm our previously guided range of 10–20% half-on-half average price declines per square meter of glass for the first half of 2005. These price declines will impact our EBITDA margin rate in the first half of 2005, which we now expect to be lower than that of the fourth quarter of 2004,” said Mr. Wirahadiraksa. “And as we have stated, we believe the supply/demand balance will first stabilize and then tighten in the second half of 2005.”

“We also believe today’s price declines should lead to increased consumer demand in 2005, particularly for LCD televisions, with LG.Philips LCD well positioned to meet the dynamic growth of the flat screen television market worldwide,” stated Mr. Wirahadiraksa.

Investor Relations Contacts:	Media Contacts:
Jay Hong (Korea)	Sue Kim (Korea)
LG.Philips LCD	Edelman/Seoul
Tel: +822-3777-1030	Tel: + 822-2022-8239
Email: jay.hong@lgphilips-lcd.com	Email: Sue.kim@edelman.com

~or~	~or~

Monica Huang (USA)	Elliot Sloane (USA)
Sloane & Company	Sloane & Company
Tel: +1 212-446-1874	Tel: +1 212-446-1860
Email: mhuang@sloanepr.com	Email: ESloane@sloanepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: December 21, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer